UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54072 / June 30, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12349

In the Matter of

GIZMO COMPANY,
SMART WORLD UNITED INC.,
AND URBAN ENTERTAINMENT
CONCEPTS INTERNATIONAL,
INC.,

Respondents.

ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Gizmo Company, Smart World United Inc., and Urban Entertainment Concepts International, Inc. (collectively, "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over them and the subject matter of these proceedings, Respondents consent to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A. Respondents

1. <u>Gizmo Company</u> ("Gizmo") (CIK 1142806) is a "blank check" Nevada corporation formed in 2001 with its last known headquarters in Thornhill, Ontario. Gizmo has a class of securities registered with the Commission under Section 12(g) of the Exchange Act. Gizmo is delinquent in its periodic filings, having last filed a periodic report for the period ending March 31, 2003. Gizmo reported assets of $0, liabilities of $545, and a net loss of $1,545, for the three months ended March 31, 2003. Gizmo's securities are not quoted on any U.S. stock exchange.

2. <u>Smart World United Inc.</u> ("Smart World") (CIK 1124402) is a Nevada corporation with its last known headquarters in Thornhill, Ontario, formed to engage in internet related businesses. Smart World has a class of securities registered with the Commission under Section 12(g) of the Exchange Act. Smart World is delinquent in its periodic filings, having last filed a periodic report for the period ended August 31, 2004. Smart World reported assets of $0, liabilities of $3,545, and a net loss of $0, for the year ended August 31, 2004. Smart World's securities are not quoted on any U.S. stock exchange.

3. <u>Urban Entertainment Concepts International, Inc.</u> ("Urban Entertainment") (CIK 1136944) is a Nevada corporation with its last known headquarters in Thornhill, Ontario, formed to develop and engage in a café/marche business. Urban Entertainment has a class of securities registered with the Commission under Section 12(g) of the Exchange Act. Urban Entertainment is delinquent in its periodic filings, having last filed a periodic report for the period ending September 30, 2001. Urban Entertainment reported assets of $545, liabilities of $545, and a net loss of $25,950, for the nine months ended September 30, 2001. Urban Entertainment's securities are not quoted on any U.S. stock exchange.

B. Delinquent Periodic Filings

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file periodic and other reports with the Commission. Based on each Respondent's failure to file the required periodic reports, each of the Respondents has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.


IV.


Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondents' Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of securities of Gizmo Company, Smart World United Inc., and Urban Entertainment Concepts International, Inc. registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Nancy M. Morris
Secretary